[redacted]

12013103

SEC Mail Processing Section

FEB 29 2012

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number 3235-0123
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SEC FILE NUMBER
8-43862

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2011 (MM/DD/YY) AND ENDING DECEMBER 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEB Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
28591

518 SOUTH MAIN STREET
(No. and Street)

GREAT BARRINGTON (CITY) MA (state) 01230 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT TEPPER 1-413-528-8180
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public* accountant *must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Tepper swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of AEB Corporation, as of December 31, 2011 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

pres.

Title

2/10/12

Notary Public

JENNIFER L. SIMMS
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires July 25, 2014

FEB 10, 2012 PM 1:01:28

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
AEB Corporation
Great Barrington, MA

In planning and performing my audit of the financial statements of AEB Corporation for the year ended December 31, 2011, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.
Newburyport, MA
January 24, 2012

AEB Corporation

Audited Financial Statements

For The Year Ended December 31, 2011

Contents

Index

*****
***
*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

AEB Corporation
518 South Main Street
Great Barrington, MA 01230

I have audited the accompanying statement of financial condition of AEB Corporation as of December 31, 2011, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AEB Corporation as of December 31, 2011 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA P.C.

January 24, 2012

AEB Corporation
Statement of Financial Condition
December 31, 2011

Assets

Cash and Cash Equivalents	$ 184,386
Deposit Clearing Organization	100,786
Receivable from Broker	5,370
Furniture and Equipment, at Cost, less Accumulated Depreciation of $8,104	48
Securities Owned, at Market	14,500
	$ 305,090

Liabilities and Stockholders' Equity

Liabilities:	
State Income Tax Payable	$ 456
Shareholder Loan Payable	100,000
Due to Clearing Firm	352
	100,808
Subordinated Debt	100,000
Stockholders' Equity:	
Common Stock, $1 par value, Authorized, Issued and Outstanding 1,000 shares	1,000
Additional Paid-in-Capital	275,000
Accumulated Deficit	(171,718)
	104,282
	$ 305,090

AEB Corporation
Statement of Income
For The Year Ended December 31, 2011

Revenues	
Commissions Income	$ 144,903
Principal Transactions	211,265
Interest and Dividends	388
Consulting Fees	46,748
Unrealized Gains	7,818
Other Income	916
	412,038
Expenses:	
Employee Compensation and Benefits	292,471
Floor Brokerage, Exchange and Clearing Fees	48,100
Communications and Data Processing	57,545
Occupancy	13,145
Regulatory Fees and Expenses	18,216
Other Expenses	17,307
	446,784
Net Income (Loss) before income taxes	(34,746)
Provision for income taxes	456
Net Income (Loss)	($ 35,202)

See Accountant's Report & Accompanying Notes

AEB Corporation
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2011

Subordinated Liabilities at December 31, 2010	$ -
Current Year Changes	100,000
Subordinated Liabilities at December 31, 2011	$ 100,000

See Accountant's Report and Accompanying Notes

AEB Corporation
Statement of Changes in Stockholders' Equity
December 31, 2011

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance - beginning of year	1,000	$ 1,000	$ 275,000	($136,516)	$139,484
Net Income (Loss)				(35,202)	(35,202)
Balance - end of year	1,000	$ 1,000	$ 275,000	($171,718)	$104,282

See Accountant's Report and Accompanying Notes

AEB Corporation
Statement of Cash Flows
Twelve Months Ended December 31, 2011

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	($ 35,203)	
Adjustments		
Add:		
Depreciation	1,630	
Commisions Receivable	7,116	
Less:		
Rec. - Clearing Organ.	(2,235)	
Equities-Market-Pershing	(14,500)	
Accrued Expenses Payable	(3,999)	
Due to Clearing Firm	(103)	
Cash from Operations		**(47,294)**
Cash Flows - Invested		
Investing Cash Flows		**0**
Cash Flows - Financing		
Subordinated Debt	100,000	
Financing Cash Flows		**100,000**
Cash Increase (Decrease)		**52,706**
Cash - Beginning of Year		
Cash - Lee Bank	6,054	
Money Market-Pershing	0	
Cash - Pershing	125,625	
Total Beginning of Year		**131,680**
Cash on Statement Date		**$ 184,386**

AEB Corporation
Notes to Financial Statements
For the Year Ended December 31, 2011

1. NATURE OF BUSINESS

AEB Corporation is incorporated in the Commonwealth of Massachusetts to engage in the general securities business, to deal in stocks, bonds and all other securities of every nature and description. The Company is a member of the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's main office is located in Great Barrington, Massachusetts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Depreciation

The fixed assets of the Company are recorded at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Routine repairs and maintenance are expensed as incurred. The estimated useful lives of the Company's assets are as follows:

Computers and related equipment	5 years
Furniture & fixtures	7 years
Office equipment	7 years

Depreciation expense for the year ended December 31, 2011 is $1,630.

Income Taxes

Based on the company's recent history of operating losses, it appears that the company will not realize the benefit of deferred tax assets arising from the current year's net operating loss. The tax deferred asset arising from the current net operating loss is approximately $5,300. A valuation allowance is considered necessary for the full amount of the current year deferred tax asset.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

AEB Corporation
Notes to Financial Statements
For the Year Ended December 31, 2011

Basis of Accounting

The Company uses the accrual method of accounting for financial accounting and the cash method for tax accounting purposes.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2011 the company had approximately $0 in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

Revenue and Cost Recognition

The company recognizes commission income and related expenses on a settlement date basis, the industry standard. Generally accepted accounting principles require trade date presentation. Income and related expenses as a result of a settlement date to trade date conversion are immaterial to the financial statement.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the settlement date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value determined by management.

2. CASH FLOWS

Cash Paid for Interest and Income Taxes is as follows:

Interest	$ 1,000
Income Taxes	$ 456

3. CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, the company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

4. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $198,682 at December 31, 2011, which exceed required net capital of $100,000 by $98,682. The ratio of aggregate indebtedness to net capital at December 31, 2011 was .50 to 1.0.

5. FAIR VALUE OF FINANCIAL STATEMENTS

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

6. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on length of service. It is not practical for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

7. RELATED PARTY TRANSACTIONS

During 1999, the company entered into a management fee agreement with Pavonia International Corporation (A West Indies Corporation), a related party, for management direction and advice with respect to financial, administrative and marketing matters. For the year ended December 31, 2011, no fees were paid.

The company rents its current office space on a month-to-month basis from an individual who is related to the company's chief executive officer. The monthly rent is $875 as of December 31, 2011. Rent paid for 2011 was $10,500.

8. INCOME TAXES

For federal income tax purposes, operating losses may be carried forward 20 years from the year the net loss was incurred. The state of Massachusetts allows a 5 year carry forward period. The company's total federal net operating losses available to offset taxable income of future years is approximately $1,349,566 and will expire in various years beginning in year 2024 through 2031. The state of Massachusetts operating loss of approximately $921,158 may be carried forward 5 years and will expire in various years beginning in 2012 through 2016.

No benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets.

Deferred Tax Benefit	$ 203,000
Less Valuation Allowance	(203,000)
Net Deferred Tax Asset	$ 0

The Company continues to be subject to federal or state tax examinations by taxing authorities for years 2008, 2009 and 2010.

9. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker (Pershing, LLC) on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with the industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. In addition, the receivable from clearing broker and the deposit with clearing broker are pursuant to this agreement.

10. LEASES

The Company rents its Great Barrington, Massachusetts office space on a month-to-month basis at $875 per month. For the year ended December 31, 2011 rent expense was $10,500.

11. SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 24, 2012, the date on which the financial statements were available to be issued.

12. FAIR VALUE

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transacation to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liabilty, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

12. FAIR VALUE (continued)

Fair Value Measurements on a Recurring Basis
As of December 31, 2011

ASSETS	Level 1	Level 2	Level 3	Netting and Collateral	Total
Cash and securities segregated under federal and other regulations	$100,786	$ 0	$ 0	$ 0	$100,786
Marketable securities	14,500	0	0	0	14,500
	$115,286	$ 0	$ 0	$ 0	$115,286
LIABILITIES	$ 0	$ 0	$ 0	$ 0	$ 0

13. CLEARING AGREEMENT AND RESTRICTED CASH

The Company has entered into an agreement with a clearing company, whereby the Company executes all customer trades. Net commissions earned are credited to an account in the Company's name. Under this agreement the Company is required to keep a minimum balance of $100,000. As of December 31, 2011 the balance was $100,786.

14. SHAREHOLDER LOAN PAYABLE

On August 19, 2010, the Company borrowed $100,000 from a shareholder. The loan is due September 1, 2015, interest is payable at 1% per year, paid annually.

15. SUBORDINATED DEBT

On April 20, 2011 the corporation borrowed $100,00 from a shareholder. The note is due April 20, 2016. Interest is payable at 1.75% annually. FINRA has agreed that this is subordinated debt and will not affect the Company's net capital (as defined by FINRA).

16. SECURITIES OWNED

Marketable securities owned by the Company consist of corporate equity securities at market value as follows:

Corporate equitites	$ 14,500

Changes in the market value of securities are recorded as unrealized gains or losses until the security is sold, at which time there is a realized gain or loss.

SUPPLEMENTARY INFORMATION

AEB Corporation
Schedule I
Computation of Net Capital
December 31, 2011

Total Stockholders' Equity		$ 104,282
Add:		
Subordinated Debt		100,000
		204,282
Nonallowable Assets		3,183
		201,099
Haircuts		
Global Cash Balances	242	
Marketable Securities	2,175	2,417
Net Capital		198,682
Less: Capital Requirement		100,000
Excess Capital		$ 98,682
Aggregate Indebtedness		$ 100,808
Ratio of Aggregate Indebtedness to Net Capital		0.50 to 1.0

There was no material difference between the audited net capital computation and the Company's corresponding unaudited net capital on the December 31, 2011 FOCUS report.

See Accountant's Report and Accompanying Notes

Schedule II
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AEB Corporation
As of 12/31/11

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)
(1)—Limited business (mutual funds and/or variable annuities only) __ **4550**

B. (k)
(2)(i)—"Special Account for the Exclusive Benefit of customers" maintained __ **4560**

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis X **4570**

Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 17574 **[4335A]**	Pershing LLC **[4335A2]**	All [4335B]
8- **[4335C]**	**[4335C2]**	[4335D]
8- **[4335E]**	**[4335E2]**	[4335F]
8- **[4335G]**	**[4335G2]**	[4335H]
8- **[4335I]**	**[4335I2]**	[4335I]

D. (k) (3) Exempted by order of the Commission __ **4580**

See Accountant's Report and Accompanying Notes